Mobilepro Corp.
6701 Democracy Blvd., Suite 202
Bethesda, MD 20817

February 4, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re: Mobilepro Corp. Comment Letter dated January 22, 2009
       Form 10-K for the fiscal year ended March 31, 2008
       Filed June 27, 2008
       Form 10Q for the quarter ended September 30, 2008
       Filed November 14, 2008
       File No. 0-51010

Dear Mr. Spirgel:

We have received your Comment Letter dated January 22, 2009. The Company is currently in the process of preparing its quarterly report on Form 10Q for the quarter ended December 31, 2008 which it expects to file with the Commission by February 17, 2009. The Company plans to review the Comment Letter in detail and research the applicable accounting literature after it completes its current Form 10Q filing. As a result, the Company plans to file its response to the Comment Letter with the Commission by February 27, 2009.

Please let us know if you have any further questions. If you wish to speak to me you can reach me at 216-986-2745.

Sincerely,

Donald Paliwoda
Chief Accounting Officer